Filed pursuant to Rule 424(b)(3)
Registration No. 333-259040
Prospectus Supplement No. 6
(To Prospectus dated April 29, 2022)
HIPPO HOLDINGS INC.

This prospectus supplement updates, amends, and supplements the prospectus dated April 29, 2022, as previously amended (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-259040). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.
This prospectus supplement is being filed to update, amend, and supplement the information included in the Prospectus with the information (other than any information that is furnished and not deemed filed) contained in our Current Report on Form 8-K (the “Current Report”), which was filed with the Securities and Exchange Commission on August 31, 2022. Accordingly, we have attached the Current Report to this prospectus supplement.
This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.
Hippo Holdings Inc.’s common stock and warrants are listed on the New York Stock Exchange under the symbols “HIPO” and “HIPO.WS.” On August 30, 2022, the closing price of our common stock was $1.03 and the closing price of our warrants was $0.17.
We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our securities involves certain risks. See “Risk Factors” beginning on page 8 of the Prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is August 31, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): August 31, 2022

Hippo Holdings Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-39711	32-0662604
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

150 Forest Avenue
Palo Alto, California 94301
650 294-8463
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	HIPO	New York Stock Exchange
Warrants to purchase common stock	HIPO.WS	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.05 Costs Associated with Exit or Disposal Activities.
To further drive efficiency and increase focus on the strategic priorities of Hippo Holdings Inc. (the “Company”), on August 31, 2022, the Company instituted an organizational realignment, including an involuntary workforce reduction affecting approximately 70 employees, which represents approximately 10% of the Company’s workforce. The Company expects the majority of the affected employees to be notified on August 31, 2022, with most job eliminations effective on September 1, 2022. In the third quarter of 2022, the Company expects to record charges of approximately $1.8 million to $2.0 million for severance, benefits, and related costs as a result of these actions, of which approximately $1.2 million to $1.4 million are expected to result in cash expenditures in the same period. The Company is continuing to review the potential impact of the reduction, including facility lease exits and additional employee related costs, and is unable to estimate any additional restructuring costs or charges at this time. If the Company subsequently determines that it will incur additional material restructuring costs or charges, it will amend this Current Report on Form 8-K with respect to such determination.
Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.
Effective November 15, 2022, Ran Harpaz will depart from his position as Chief Operating Officer and Chief Technology Officer of the Company. Mr. Harpaz will be eligible for separation benefits based on his termination consisting of $250,000, which equals six months of Mr. Harpaz’s base salary.
Item 9.01 Financial Statements and Exhibits
(d) Exhibits.

Exhibit Number	Exhibit Title or Description
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: August 31, 2022

HIPPO HOLDINGS, INC.

By:	/s/ RICHARD MCCATHRON
Richard McCathron
Chief Executive Officer